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                             September 24, 2020

       Bobak Azamian
       Chief Executive Officer
       Tarsus Pharmaceuticals, Inc.
       15440 Laguna Canyon Road
       Irvine, CA 92618

                                                        Re: Tarsus
Pharmaceuticals, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
14, 2020
                                                            CIK No.: 0001819790

       Dear Dr. Azamian:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 3, 2020 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1, submitted September 14, 2020

       Prospectus Summary
       Overview, page 1

   1. We note your response to our prior comment number 4. Please revise the "Anticipated
                                                        Future Milestones"
column for TP-04 to state that you expect to file an IND in 2021, as you state on page 5.
Also revise the footnotes to state whether you have discussed with the
                                                        FDA your planned
approach to rely on TP-03 studies for TP-04 and provide balancing disclosure that the FDA
may reject your intended approach, as you further explain on page
                                                        28.
 Bobak Azamian
FirstName LastNameBobak
Tarsus Pharmaceuticals, Inc.Azamian
Comapany 24,
September  NameTarsus
              2020      Pharmaceuticals, Inc.
September
Page 2    24, 2020 Page 2
FirstName LastName
2. We note that your revised pipeline table now includes a new product candidate, TP-05, and you have arrows for both the Lyme disease and malaria indications showing that preclinical trials are completed because you intend to rely on preclinical data for TP-03 for demodex belpharitis. A footnote to the pipeline table states that
you    intend to
         leverage data from [y]our TP-03 preclinical studies for Demodex blepharitis as well as third-party preclinical studies for Lyme disease or malaria, respectively (and will not conduct [y]our own preclinical studies for Lyme disease and malaria)
..    As TP-03 is
         applied as an eye drop and TP-05 is meant to be orally ingested, please revise to explain the basis for your intended approach. Also revise your prospectus as appropriate to further explain your intention to rely on third party studies, including identifying them, explaining how your intended formulation would be different than the ones used in such other studies, and disclosing your rights to use such studies. Also state whether you have had any discussions with the FDA regarding your intended approach.
3. We note your revised disclosures in response to prior comment 6. We also note our statements on page 102, which appear to indicate you believe that the market size for blepharitis may be similar to the dry eye market size because of the results of your ECP
         Survey. If true, please balance your disclosure here to explain that your belief that the markets are comparable are based on your own internal research with a small sample size.
Our Approach: TP-03, page 3

4. We note your revised disclosures in the pipeline table and elsewhere that you intend for your new product candidate TP-05 to target malaria. Based on your disclosures in the
         Business section, including on page 119, it appears that you intend for the product candidate to be administered widely in communities in an effort to achieve herd protection. Please revise your references to TP-05 in the Summary section with respect to this indication to clearly explain the intended method of use of this product candidate, and provide appropriate balancing disclosures regarding this approach. Risk Factors
Risks Related to Development and Commercialization of Our Product Candidates , page 24

5. On page 25 you state that the FDA recommended carcinogenicity testing for TP-03.
         Please explain whether this recommended testing is already reflected in your other disclosures, such as with respect to your intended use of proceeds, or your anticipated timelines. Please also revise the disclosure to expressly state any other FDA recommendations concerning your product indications and studies.
 Bobak Azamian
FirstName LastNameBobak
Tarsus Pharmaceuticals, Inc.Azamian
Comapany 24,
September  NameTarsus
              2020      Pharmaceuticals, Inc.
September
Page 3    24, 2020 Page 3
FirstName LastName
Use of Proceeds, page 72

6. We note your revised disclosures in response to prior comment 18, including that you expect the proceeds will fund further clinical development of TP-03, as well as your TP-
         04 and TP-05 programs. Please further revise to specify the stage of development you expect to achieve for your TP-03 program other than for Demodex blepharitis, and your TP-04 and TP-05 programs.
Business
Blepharitis Overview, page 98

7. We note your references on page 101 and elsewhere to a study conducted by Gao.
         Referring investors to sources outside your registration statement for material information is not sufficient to meet your disclosure obligation. If you retain your discussion of the study, please revise your disclosure to include all material information in your prospectus, such that you do not need to refer investors to external sources for additional information.
         For example, provide additional information regarding the participants and how they were selected.
Market Opportunity in Blepharitis, page 102

8.       We note your response to our prior comment number 21. On page 102, you
state    ECPs
         were chosen based on a random sample of ophthalmologists and optometrists that had sufficient exposure to blepharitis patients to provide a representative sample of ECPs who
         have prescribed TP-03 to blepharitis patients.    Please revise to
clarify whether the sample
         of ECPs were limited to a specific geographical area or were selected nation-wide, and explain whether the selected patients were limited to patients of the selected ECPs. Also state the number of patients included in the survey and why you believe the survey "was representative of the number of Demodex patients." In addition, revise this disclosure to clarify how TP-03 is able to be prescribed given it is still in clinical trials.
9. We note your response to our prior comment number 22. On page 104, please explain how the statement "[t]he Patient Survey did not measure overlap between patients with collarettes and those on prescription therapeutic for dry eye disease reconciles with the statement that "13% of the 1,121 patients presented with collarettes and were also on a prescription therapeutic for dry eye at the same time," which appears earlier in the same paragraph and is shown in Figure 13.
Our Additional Product Candidates, page 117

10. We note your revised disclosures in response to our prior comment number 8. However, on page 95, you continue to refer to the "observed efficacy in Io and Europa" trials, and on page 119, you state that preclinical studies performed by third parties show "a favorable safety profile." Please revise this statement as safety determinations are solely within the authority of the FDA and comparable regulatory bodies.
 Bobak Azamian
Tarsus Pharmaceuticals, Inc.
September 24, 2020
Page 4
Malaria, page 119

11. We refer to your revised disclosures referring to a preclinical study being "highly potent"
       and demonstrating a mosquito death rate exceeding 99%. Please revise to provide additional information regarding such study, including its duration and the number of subjects involved.
Intellectual Property , page 121

12. We note your response to our prior comment number 27. Please revise your disclosure on page 121 to specify whether the composition of matter claims relate to issued or pending patents. We also note you state that your owned pending patent applications relate to composition of matter claims. Please clarify whether such composition of matter claims relate to your TP-03 product with respect to your lead indication.
13. Please re-insert the amount of the upfront payment to Elanco under the Eye and Derm
       Elanco Agreement on page 122 or advise.
       You may contact Ameen Hamady at 202-551-3891 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameBobak Azamian
                                                             Division of
Corporation Finance
Comapany NameTarsus Pharmaceuticals, Inc.
                                                             Office of Life
Sciences
September 24, 2020 Page 4
cc:       Ryan Gunderson
FirstName LastName